PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JANUARY 11, 1999)               Registration No. 333-65097


                [LOGO OF SUMMIT LIFE CORPORATION APPEARS HERE]


                            SUMMIT LIFE CORPORATION
                                1,000,000 SHARES

                                  COMMON STOCK




     This Prospectus Supplement supplements our Prospectus dated January 11, 1999. Accordingly, you should read this Prospectus Supplement in conjunction with the Prospectus. Capitalized terms used in this Prospectus Supplement have the meanings specified in the Prospectus.

     On January 13, 1999 we acquired 100% of the common stock of Great Midwest Life Insurance Company, a Texas life insurance company ("Great Midwest"), for an aggregate purchase price of $939,119. Of such purchase price, we paid cash of $607,312 to seven of the eight shareholders of Great Midwest. The remaining shareholder received a promissory note for a principal amount of $331,807, payable in three equal annual installments at an annual interest rate of 6% on the unpaid principal balance. None of the shareholders of Great Midwest are affiliated with Summit. We funded $350,000 of the cash portion of the purchase price with a loan from BancFirst, Oklahoma City. In determining the purchase price, which was negotiated on an arms' length basis, we took into consideration the discounted value of the future revenue stream attributable to the annual premiums to be paid pursuant to existing life insurance contracts and the capital and surplus capital balances of Great Midwest. In the "Use of Proceeds" section of the Prospectus, we originally had stated that a portion of the use of proceeds of the offering would be used to fund the acquisition of Great Midwest. Because we closed on the acquisition of Great Midwest prior to the release from escrow of the minimum offering proceeds, the use of the net offering proceeds necessarily will be different from that stated in the Prospectus, to reflect that a portion of the net proceeds will be used to repay monies borrowed to fund the acquisition, rather than to fund the acquisition itself. We have included a revised "Use of Proceeds" table in this Prospectus Supplement to reflect the revised use of proceeds.


                         (continued on following page)

                     ____________________________________


     Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                     ____________________________________



           The date of this Prospectus Supplement is March 19, 1999

     The "Use of Proceeds" table on page 10 of the Prospectus is being amended so as to read, in its entirety, as follows:

                                               Minimum Offering    Offering Mid-Point     Maximum Offering
                                              ------------------  --------------------  --------------------
          Use of Net Proceeds (1)              Amount   Percent     Amount    Percent     Amount    Percent
--------------------------------------------  --------  --------  ----------  --------  ----------  --------

Repay indebtedness related to the
 acquisition of Great Midwest (2)             $350,000    58.82%  $  350,000   12.75%  $   350,000     7.15%

Repayment of other indebtedness                100,000    16.81%   1,100,000    40.07%   1,100,000    22.47%

Recruitment of agents                           25,000     4.20%     150,000     5.47%     150,000     3.06%

Increase statutory capital and surplus (3)      85,000    14.29%     750,000    27.32%   2,650,000    54.14%

Working capital and general corporate
 purposes (4)                                   35,000     5.88%     395,000    14.39%     645,000    13.18%
                                              --------   -------  ----------   -------  ----------   -------

                     Total                    $595,000   100.00%  $2,745,000   100.00%  $4,895,000   100.00%
                                              ========   =======  ==========   =======  ==========   =======

___________________________

(1) After deducting legal, accounting and printing expenses payable by the Company, estimated at $105,000 in the aggregate.
(2) Bank borrowings were utilized to fund $350,000 of the cash portion of the purchase price, and will be repaid in full with the proceeds of this offering. The balance was funded from cash from operations.
(3) Most states have adopted risk-based capital ("RBC") rules to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. Statutory surplus and statutory operating results are determined according to statutes adopted by each state in which the subsidiaries do business. Statutory surplus bears no direct relationship to equity as determined under generally accepted accounting principles. The RBC formula is designed as an early warning tool to help state regulators identify possible weakly capitalized companies for the purpose of initiating regulatory action. Increases to statutory capital and surplus in excess of the ratios required by state insurance regulators would permit the Company to increase its sales, while ensuring that fluctuations in premiums received and benefits paid do not have an adverse effect on the Company based on such regulatory guidelines.
(4) Includes possible acquisitions of insurance companies and in force insurance policies consistent with the Company's business strategies, as well as payment of general overhead and operating expenses.